STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION
•	First: The name of the limited liability company is IMH Secured Loan Fund, LLC.
•	Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the city of Wilmington, DE 19808.
The name of its Registered agent at such address is Corporation Service Company.
•	Third: (Use this paragraph only if the company is to have a specific effective date of dissolution.) “The latest date on which the limited liability company is to dissolve is ___.” The period of duration of the limited liability company is perpetual.
•	Fourth: (Insert any other matters the members determine to include herein.)
The limited liability company is organized for any lawful purpose.
     In Witness Whereof, the undersigned have executed this certificate of Formation of IMH Secured Fund, LLC, this 14th day of May, 2003.

BY:	/s/ Gary Agron
Authorized Person(s)

NAME:	Gary Agron
Type or Print